SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO APPEAL AER LINGUS SELL-DOWN RULING

IAG'S RECENT OFFER FOR AER LINGUS UNDERMINES UK COMPETITION COMMISSION CASE

Ryanair, Europe's favourite airline, today (12 Feb) noted the UK Court of Appeal's judgment concerning Ryanair's appeal of the UK Competition Commission's (now "the CMA") Final Report regarding Ryanair's 29% stake in Aer Lingus. The Court of Appeal considered Ryanair's arguments about the CMA's breach of the EU law duty of sincere cooperation and of Ryanair's procedural rights, as well as the disproportionality of the divestment remedy imposed on Ryanair, but refused to set the CMA's decision aside. Ryanair will now appeal this case to the UK Supreme Court, as it raises human rights issues of significant public importance, including the scope of protection offered to businesses by the right to property.

In parallel, Ryanair has requested a formal review by the CMA of its Final Report, and a withdrawal of the divestment remedy, in light of the recent offers by the International Airlines Group (IAG) for Aer Lingus, which fully disprove the theories and unsubstantiated evidence on which the Final Report was based. The CMA speculated in its Final Report that Ryanair's 29% shareholding would deter other airlines from merging with or bidding for Aer Lingus. Clearly, IAG's recent offers demonstrate that the CMA's findings were wrong and that its divestment remedies must be revoked in light of this compelling evidence.

Ryanair's Robin Kiely said:

"While we note the Court of Appeal's ruling on the CMA's Final Report on Ryanair's 29% stake in Aer Lingus, this judgment ignores the fact that the CMA's Final Report was based on fanciful hypotheses, secretive "evidence" and unsubstantiated assumptions. As such, we have instructed our lawyers to appeal this ruling to the UK Supreme Court.

Additionally, Ryanair has now requested a formal review by the CMA of its Final Report, and a withdrawal of the divestment remedy, in light of the recent IAG offers for Aer Lingus, which wholly disprove the CMA's unsubstantiated claim that Ryanair's shareholding somehow prevented other airlines from merging with or bidding for Aer Lingus. Clearly the CMA's case has now been totally undermined by the IAG offers."

For further information
please contact:

          Robin Kiely       Joe Carmody
          Ryanair Ltd       Edelman Ireland
          Tel: +353-1-9451212  Tel: +353-1-6798 333
          press@ryanair.com    ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 February 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary